FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ___

SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 October 2005

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement
Company announces awards made under Diageo Share Incentive Plan by Diageo Employee Benefit Trust and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein (03 October 2005)
Announcement Company issues AGM statement. (18 October 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (03 October 2005)	Announcement Company announces results of AGM. (19 October 2005)

Announcement Person Discharging Managerial Responsibilities informs the company of his beneficial interests. (05 October 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (19 October 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (05 October 2005)	Announcement Company announces decision not to purchase the Montana wine brand. (19 October 2005)

Announcement
Mr PS Walsh informs the Company of his beneficial interests. Company notified of transactions in respect of the Employee Benefit Trust. Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh and Rose inform the Company of their beneficial interests therein. (06 October 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (20 October 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (06 October 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (21 October 2005)

Announcement Company announces Annual Information Update. (07 October 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (25 October 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (07 October 2005)	Announcement Company announces launch of $750 million bond. (26 October 2005)

Announcement
Company notified of transactions in respect of the Employee Benefit Trust. Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests. (10 October 2005)
Announcement Company purchases its own securities through CSFB Europe Ltd. (26 October 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (10 October 2005)	Announcement Lord Blyth and Mr NC Rose inform the Company of their beneficial interests. (27 October 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (11 October 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (27 October 2005)

Announcement Mr PS Walsh informs the Company of his beneficial interests. (13 October 2005)	Announcement Company purchases its own securities through CSFB Europe Ltd. (28 October 2005)

Announcement Company purchases its own securities through CSFB Europe Ltd. (31 October 2005)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 25 November 2005	By	/s/ J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:22 03-Oct-05
Number	PRNUK-0310

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1) it received notification on 3 October 2005 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the following directors and Persons Discharging Managerial Responsibilities (‘PDMR’), together with other eligible employees under the Plan, were awarded ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) on 3 October 2005 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	No. of Ordinary Shares
N C Rose	368
P S Walsh	368

Name of PDMR	No. of Ordinary Shares
S Fletcher	368
J Grover	368
A Morgan	368
G Williams	368
The Ordinary Shares were awarded by the Trustee at no cost to Plan participants (‘Freeshares’), to a value based on a percentage of the participant’s salary on 30 June 2005 and the Company’s profits for the financial year ended 30 June 2005, subject to a maximum per Plan participant of £3,000 in value per tax year. Freeshares are awarded annually and are held by the Trustee and cannot normally be disposed of for a period of three years after the award date.
As a result of the above, the directors’ and PDMRs’ interests in the Company’s Ordinary Shares (excluding options, awards under Diageo group employee share trusts) are as follows:

Name of Director	No. of Ordinary Shares
N C Rose	244,251
P S Walsh	745,501

Name of PDMR	No. of Ordinary Shares
S Fletcher	97,485
J Grover	137,105
A Morgan	115,959
G Williams	169,522*
(*of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares).
3 October 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:03 03-Oct-05
Number	1340S
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,200,000 ordinary shares at a price of 827.75 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 110,764,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,939,665,400.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:17 05-Oct-05
Number	PRNUK-0510

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notification listed below is in respect of a transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules.
Diageo plc (the ‘Company’) announces that:
1. Mr S R Fletcher, a person discharging managerial responsibilities, notified the Company on 4 October 2005 that:

a. on 4 October 2005, he exercised options over 18,522 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 10 April 1996 at a price per share of £4.60 under the Guinness Executive Share Option Scheme 1995 (a legacy scheme of the Company); and
b. on 4 October 2005, he sold 18,522 Ordinary Shares at a price per share of £8.37.
2. As a result of the above, Mr Fletcher’s interests in the Company’s Ordinary Shares (excluding options and awards under the Company’s long term incentive plans) remains as 97,485.
5 October 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:19 05-Oct-05
Number	2797S
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,400,000 ordinary shares at a price of 837.83 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 112,164,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,938,265,400.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:14 06-Oct-05
Number	PRNUK-0610

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notification listed below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. Mr PS Walsh, a director, notified the Company on 5 October 2005 that:

a. on 5 October 2005, he exercised options over 50,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 20 December 1999 at a price per share of £5.18 under the Company’s Senior Executive Share Option Plan; and
b. on 5 October 2005, he sold 48,000 Ordinary Shares at a price per share of £8.39.
Mr Walsh will retain beneficial ownership of the balance of 2,000 Ordinary Shares.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 747,501.
2. It received notification on 6 October 2005 from Bailhache Labesse Trustees Limited, as trustee of the Diageo Employee Benefit Trust (‘the Employee Benefit Trust’) that they had transferred 50,000 Ordinary Shares to a beneficiary of the Employee Benefit Trust following an exercise of options under the Company’s Senior Executive Share Option Plan on 5 October 2005.
As a result of this transaction the total holding of the Employee Benefit Trust amounts to 7,312,748 Ordinary Shares.
Directors of the Company who are potential beneficiaries of the Employee
Benefit Trust are PS Walsh and NC Rose.
6 October 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 06-Oct-05
Number	3399S
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,500,000 ordinary shares at a price of 832.74 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 113,664,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,936,783,922.
END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Information Update
Released	14:55 07-Oct-05
Number	PRNUK-0710

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 5, PARAGRAPH 5.2 OF THE PROSPECTUS RULES
Annual Information Update for the 12 months up to and including 6 October 2005
Diageo plc (the ‘Company’) announces that in accordance with Prospectus Rule
5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.
The following UK regulatory announcements have been made via a Regulatory
Information Service.

08/10/2004 15:18	Diageo PLC	Director Shareholding
11/10/2004 16:08	Diageo PLC	Director Shareholding
12/10/2004 15:37	Diageo PLC	Director Shareholding
14/10/2004 12:17	Diageo PLC	Director Shareholding
15/10/2004 15:15	Diageo PLC	Director Shareholding
20/10/2004 14:30	Diageo PLC	AGM Statement
21/10/2004 12:00	Diageo PLC	Directorate Change
21/10/2004 16:31	Diageo PLC	Result of AGM
21/10/2004 17:34	Diageo PLC	Transaction in Own Shares
22/10/2004 17:14	Diageo PLC	Transaction in Own Shares
26/10/2004 17:25	Diageo PLC	Transaction in Own Shares
27/10/2004 17:22	Diageo PLC	Transaction in Own Shares
28/10/2004 11:55	Diageo PLC	Director Shareholding
28/10/2004 16:57	Diageo PLC	Transaction in Own Shares
29/10/2004 13:48	Diageo PLC	Director Shareholding
29/10/2004 16:53	Diageo PLC	Transaction in Own Shares
02/11/2004 16:57	Diageo PLC	Transaction in Own Shares
04/11/2004 13:14	Diageo PLC	Director Shareholding
04/11/2004 16:55	Diageo PLC	Transaction in Own Shares
05/11/2004 11:46	Diageo PLC	Director Shareholding
05/11/2004 16:34	Diageo PLC	Transaction in Own Shares
08/11/2004 07:00	Diageo PLC	Diageo Statement
08/11/2004 16:58	Diageo PLC	Transaction in Own Shares
09/11/2004 18:11	Diageo PLC	Transaction in Own Shares
10/11/2004 16:19	Diageo PLC	Director Shareholding
10/11/2004 17:06	Diageo PLC	Transaction in Own Shares
11/11/2004 16:00	Diageo PLC	Statement re redemption of Preferred Securities
11/11/2004 16:58	Diageo PLC	Redemption of Securities
11/11/2004 17:29	Diageo PLC	Transaction in Own Shares
12/11/2004 14:03	Diageo PLC	Director Shareholding
12/11/2004 17:01	Diageo PLC	Transaction in Own Shares
15/11/2004 16:55	Diageo PLC	Transaction in Own Shares
16/11/2004 13:13	Diageo PLC	Director Shareholding
16/11/2004 16:55	Diageo PLC	Transaction in Own Shares
17/11/2004 16:59	Diageo PLC	Transaction in Own Shares
18/11/2004 16:51	Diageo PLC	Transaction in Own Shares
19/11/2004 14:25	Diageo PLC	Director Shareholding

19/11/2004 15:12	Diageo PLC	Acquisition
19/11/2004 16:33	Diageo PLC	Transaction in Own Shares
23/11/2004 16:59	Diageo PLC	Transaction in Own Shares
24/11/2004 17:12	Diageo PLC	Transaction in Own Shares
26/11/2004 12:30	Diageo PLC	Director Shareholding
26/11/2004 17:04	Diageo PLC	Transaction in Own Shares
29/11/2004 15:44	Diageo PLC	Redemption of Diageo Notes
29/11/2004 16:48	Diageo PLC	Transaction in Own Shares
30/11/2004 16:30	Diageo PLC	Transaction in Own Shares
01/12/2004 15:01	Diageo PLC	Director Shareholding
01/12/2004 16:59	Diageo PLC	Transaction in Own Shares
02/12/2004 16:56	Diageo PLC	Transaction in Own Shares
03/12/2004 12:01	Diageo PLC	Director Shareholding
06/12/2004 17:07	Diageo PLC	Transaction in Own Shares
07/12/2004 16:48	Diageo PLC	Transaction in Own Shares
09/12/2004 17:15	Diageo PLC	Transaction in Own Shares
10/12/2004 11:27	Diageo PLC	Director Shareholding
10/12/2004 12:56	Diageo PLC	Director Shareholding
10/12/2004 16:28	Diageo PLC	Transaction in Own Shares
13/12/2004 17:01	Diageo PLC	Transaction in Own Shares
14/12/2004 16:50	Diageo PLC	Transaction in Own Shares
15/12/2004 16:47	Diageo PLC	Transaction in Own Shares
16/12/2004 16:54	Diageo PLC	Transaction in Own Shares
17/12/2004 14:55	Diageo PLC	Director Shareholding
17/12/2004 16:41	Diageo PLC	Transaction in Own Shares
20/12/2004 07:00	Diageo PLC	Acquisition
20/12/2004 16:53	Diageo PLC	Transaction in Own Shares
21/12/2004 14:40	Diageo PLC	Director Shareholding
21/12/2004 16:58	Diageo PLC	Transaction in Own Shares
22/12/2004 15:52	Diageo PLC	Annual Report and Accounts
22/12/2004 16:50	Diageo PLC	Transaction in Own Shares
23/12/2004 16:51	Diageo PLC	Transaction in Own Shares
31/12/2004 10:21	Diageo PLC	Director Shareholding
07/01/2005 13:44	Diageo PLC	Director Shareholding
10/01/2005 14:12	Diageo PLC	Director Shareholding
14/01/2005 14:55	Diageo PLC	Director Shareholding
21/01/2005 14:24	Diageo PLC	Director Shareholding
21/01/2005 16:11	Diageo PLC	Blocklisting Interim Review
27/01/2005 14:43	Diageo PLC	Diageo’s geographic alignment
28/01/2005 12:11	Diageo PLC	Director Shareholding
01/02/2005 10:53	Diageo PLC	Redemption of Loan Notes
04/02/2005 11:22	Diageo PLC	Director Shareholding
10/02/2005 15:43	Diageo PLC	Director Shareholding
11/02/2005 11:11	Diageo PLC	Director Shareholding
17/02/2005 07:00	Diageo PLC	Interim Results
18/02/2005 14:29	Diageo PLC	Director Shareholding
18/02/2005 17:30	Diageo PLC	Transaction in Own Shares
21/02/2005 16:58	Diageo PLC	Transaction in Own Shares
22/02/2005 15:26	Diageo PLC	Director Shareholding
24/02/2005 12:42	Diageo PLC	Diageo Broking appointments
24/02/2005 17:07	Diageo PLC	Transaction in Own Shares
25/02/2005 09:52	Diageo PLC	Director Shareholding
25/02/2005 15:14	Diageo PLC	Acquisition

25/02/2005 16:54	Diageo PLC	Transaction in Own Shares
28/02/2005 14:04	Diageo PLC	Holding(s) in Company
28/02/2005 17:11	Diageo PLC	Transaction in Own Shares
01/03/2005 17:18	Diageo PLC	Transaction in Own Shares
02/03/2005 17:19	Diageo PLC	Transaction in Own Shares
04/03/2005 14:28	Diageo PLC	Director Shareholding
08/03/2005 17:29	Diageo PLC	Transaction in Own Shares
09/03/2005 16:58	Diageo PLC	Transaction in Own Shares
10/03/2005 15:26	Diageo PLC	Director Shareholding and various
10/03/2005 17:08	Diageo PLC	Transaction in Own Shares
11/03/2005 15:54	Diageo PLC	Director Shareholding and various
11/03/2005 18:05	Diageo PLC	Trans.in OwnSharesReplace
14/03/2005 17:23	Diageo PLC	Transaction in Own Shares
15/03/2005 17:32	Diageo PLC	Transaction in Own Shares
16/03/2005 17:33	Diageo PLC	Transaction in Own Shares
17/03/2005 17:29	Diageo PLC	Transaction in Own Shares
18/03/2005 10:55	Diageo PLC	Director Shareholding
18/03/2005 18:19	Diageo PLC	Transaction in Own Shares
22/03/2005 17:39	Diageo PLC	Transaction in Own Shares
23/03/2005 17:44	Diageo PLC	Transaction in Own Shares
24/03/2005 14:10	Diageo PLC	Director Shareholding
24/03/2005 16:46	Diageo PLC	Transaction in Own Shares
29/03/2005 16:53	Diageo PLC	Transaction in Own Shares
30/03/2005 12:40	Diageo PLC	Directorate Change
30/03/2005 16:52	Diageo PLC	Transaction in Own Shares
31/03/2005 16:53	Diageo PLC	Transaction in Own Shares
01/04/2005 15:26	Diageo PLC	Director Shareholding
01/04/2005 16:48	Diageo PLC	Transaction in Own Shares
04/04/2005 16:53	Diageo PLC	Transaction in Own Shares
05/04/2005 17:00	Diageo PLC	Transaction in Own Shares
07/04/2005 17:16	Diageo PLC	Transaction in Own Shares
08/04/2005 14:21	Diageo PLC	Director Shareholding
08/04/2005 16:56	Diageo PLC	Transaction in Own Shares
11/04/2005 15:53	Diageo PLC	Director Shareholding
11/04/2005 16:45	Diageo PLC	Transaction in Own Shares
12/04/2005 17:06	Diageo PLC	Transaction in Own Shares
13/04/2005 16:35	Diageo PLC	Transaction in Own Shares
14/04/2005 16:42	Diageo PLC	Transaction in Own Shares
15/04/2005 10:42	Diageo PLC	Director Shareholding
15/04/2005 16:43	Diageo PLC	Transaction in Own Shares
18/04/2005 16:53	Diageo PLC	Transaction in Own Shares
19/04/2005 15:20	Diageo PLC	Holding(s) in Company
19/04/2005 17:14	Diageo PLC	Transaction in Own Shares
20/04/2005 16:47	Diageo PLC	Transaction in Own Shares
21/04/2005 16:42	Diageo PLC	Transaction in Own Shares
25/04/2005 16:46	Diageo PLC	Transaction in Own Shares
26/04/2005 17:24	Diageo PLC	Transaction in Own Shares
27/04/2005 15:53	Diageo PLC	Diageo expects to issue bond
27/04/2005 17:29	Diageo PLC	Transaction in Own Shares
29/04/2005 07:00	Diageo PLC	Diageo Launches Bond
29/04/2005 14:09	Diageo PLC	Director Shareholding
29/04/2005 16:49	Diageo PLC	Transaction in Own Shares
03/05/2005 16:51	Diageo PLC	Transaction in Own Shares

04/05/2005 16:48	Diageo PLC	Transaction in Own Shares
05/05/2005 16:43	Diageo PLC	Transaction in Own Shares
06/05/2005 10:22	Diageo PLC	Director Shareholding
06/05/2005 17:10	Diageo PLC	Transaction in Own Shares
09/05/2005 16:46	Diageo PLC	Transaction in Own Shares
10/05/2005 12:57	Diageo PLC	Director Shareholding
10/05/2005 16:48	Diageo PLC	Transaction in Own Shares
11/05/2005 16:43	Diageo PLC	Transaction in Own Shares
12/05/2005 16:54	Diageo PLC	Transaction in Own Shares
13/05/2005 14:45	Diageo PLC	Director Shareholding
13/05/2005 16:50	Diageo PLC	Transaction in Own Shares
20/05/2005 13:01	Diageo PLC	Director Shareholding
24/05/2005 14:36	Diageo PLC	Holding(s) in Company
27/05/2005 11:16	Diageo PLC	Director Shareholding
03/06/2005 10:53	Diageo PLC	Director Shareholding
06/06/2005 14:25	Diageo PLC	Holding(s) in Company
06/06/2005 16:35	Diageo PLC	Acquisition
07/06/2005 16:52	Diageo PLC	Transaction in Own Shares
08/06/2005 16:01	Diageo PLC	Director Shareholding
08/06/2005 16:46	Diageo PLC	Transaction in Own Shares
09/06/2005 16:46	Diageo PLC	Transaction in Own Shares
10/06/2005 11:50	Diageo PLC	Holding in Company and Director Shareholdings
10/06/2005 16:36	Diageo PLC	Transaction in Own Shares
13/06/2005 15:15	Diageo PLC	Director Shareholding
13/06/2005 16:44	Diageo PLC	Transaction in Own Shares
14/06/2005 17:05	Diageo PLC	Transaction in Own Shares
15/06/2005 16:47	Diageo PLC	Transaction in Own Shares
16/06/2005 17:02	Diageo PLC	Transaction in Own Shares
17/06/2005 13:40	Diageo PLC	Director Shareholding
17/06/2005 17:21	Diageo PLC	Transaction in Own Shares
20/06/2005 17:19	Diageo PLC	Transaction in Own Shares
21/06/2005 17:24	Diageo PLC	Transaction in Own Shares
22/06/2005 16:49	Diageo PLC	Transaction in Own Shares

23/06/2005 07:00	Diageo PLC	Share buy back programme
23/06/2005 16:58	Diageo PLC	Transaction in Own Shares
24/06/2005 12:27	Diageo PLC	Director Shareholding
24/06/2005 17:06	Diageo PLC	Transaction in Own Shares
27/06/2005 17:02	Diageo PLC	Transaction in Own Shares
28/06/2005 17:36	Diageo PLC	Transaction in Own Shares
29/06/2005 17:01	Diageo PLC	Transaction in Own Shares
30/06/2005 17:04	Diageo PLC	Transaction in Own Shares
30/06/2005 17:04	Diageo PLC	Transaction in Own Shares
04/07/2005 16:49	Diageo PLC	Transaction in Own Shares
05/07/2005 17:11	Diageo PLC	Transaction in Own Shares
06/07/2005 16:55	Diageo PLC	Transaction in Own Shares
07/07/2005 07:00	Diageo PLC	Trading Statement
07/07/2005 17:14	Diageo PLC	Transaction in Own Shares
08/07/2005 16:37	Diageo PLC	Transaction in Own Shares
11/07/2005 16:00	Diageo PLC	Director/PDMR Shareholding
11/07/2005 16:49	Diageo PLC	Transaction in Own Shares
13/07/2005 16:49	Diageo PLC	Transaction in Own Shares
14/07/2005 07:00	Diageo PLC	BKC Refinancing
14/07/2005 16:49	Diageo PLC	Transaction in Own Shares
15/07/2005 16:45	Diageo PLC	Transaction in Own Shares
18/07/2005 16:36	Diageo PLC	Transaction in Own Shares
19/07/2005 16:54	Diageo PLC	Transaction in Own Shares
20/07/2005 17:10	Diageo PLC	Transaction in Own Shares
22/07/2005 16:30	Diageo PLC	Blocklisting Interim Review
22/07/2005 17:11	Diageo PLC	Transaction in Own Shares
22/07/2005 17:13	Diageo PLC	Transaction in Own Shares
25/07/2005 16:37	Diageo PLC	Transaction in Own Shares
26/07/2005 16:49	Diageo PLC	Transaction in Own Shares
27/07/2005 17:15	Diageo PLC	Transaction in Own Shares
28/07/2005 17:32	Diageo PLC	Transaction in Own Shares
29/07/2005 17:04	Diageo PLC	Transaction in Own Shares
01/08/2005 17:15	Diageo PLC	Transaction in Own Shares
02/08/2005 15:31	Diageo PLC	Director/PDMR Shareholding
02/08/2005 17:16	Diageo PLC	Transaction in Own Shares
03/08/2005 16:44	Diageo PLC	Transaction in Own Shares
04/08/2005 16:48	Diageo PLC	Transaction in Own Shares
05/08/2005 16:43	Diageo PLC	Transaction in Own Shares
08Aug05	Diageo PLC	Transaction in Own Shares
09/08/2005 16:58	Diageo PLC	Transaction in Own Shares
10/08/2005 13:29	Diageo PLC	Director/PDMR Shareholding
10/08/2005 16:49	Diageo PLC	Transaction in Own Shares
11/08/2005 16:56	Diageo PLC	Transaction in Own Shares
12/08/2005 16:56	Diageo PLC	Transaction in Own Shares
15/08/2005 16:47	Diageo PLC	Transaction in Own Shares
16/08/2005 16:45	Diageo PLC	Transaction in Own Shares
17/08/2005 16:43	Diageo PLC	Transaction in Own Shares
22/08/2005 17:11	Diageo PLC	Transaction in Own Shares
23/08/2005 16:50	Diageo PLC	Transaction in Own Shares
24/08/2005 16:51	Diageo PLC	Transaction in Own Shares
25/08/2005 07:00	Diageo PLC	Diageo Statement
25/08/2005 16:50	Diageo PLC	Transaction in Own Shares
26/08/2005 16:43	Diageo PLC	Transaction in Own Shares
30/08/2005 17:22	Diageo PLC	Transaction in Own Shares
31/08/2005 18:08	Diageo PLC	Transaction in Own Shares
01/09/2005 07:00	Diageo PLC	Preliminary Results
01/09/2005 17:13	Diageo PLC	Transaction in Own Shares
02/09/2005 09:33	Diageo PLC	Director/PDMR Shareholding
02/09/2005 17:29	Diageo PLC	Transaction in Own Shares
05/09/2005 12:10	Diageo PLC	Director/PDMR Shareholding
05/09/2005 16:44	Diageo PLC	Transaction in Own Shares
06/09/2005 16:39	Diageo PLC	Transaction in Own Shares
07/09/2005 17:06	Diageo PLC	Transaction in Own Shares
08/09/2005 16:45	Diageo PLC	Transaction in Own Shares
09/09/2005 17:18	Diageo PLC	Transaction in Own Shares
12/09/2005 12:58	Diageo PLC	Director/PDMR Shareholding
12/09/2005 16:59	Diageo PLC	Transaction in Own Shares
13/09/2005 16:56	Diageo PLC	Transaction in Own Shares
14/09/2005 17:44	Diageo PLC	Transaction in Own Shares
19/09/2005 16:37	Diageo PLC	Annual Report and Accounts
20/09/2005 15:50	Diageo PLC	Director/PDMR Shareholding
26/09/2005 12:30	Diageo PLC	Holding(s) in Company
26/09/2005 16:48	Diageo PLC	Transaction in Own Shares

27/09/2005 17:14	Diageo PLC	Transaction in Own Shares
03/10/2005 13:23	Diageo PLC	Publication of Prospectus
03/10/2005 15:22	Diageo PLC	Director/PDMR Shareholding
03/10/2005 17:03	Diageo PLC	Transaction in Own Shares
05/10/2005 13:17	Diageo PLC	Director/PDMR Shareholding
05/10/2005 17:19	Diageo PLC	Transaction in Own Shares
06/10/2005 14:14	Diageo PLC	Director/PDMR Shareholding
06/10/2005 17:00	Diageo PLC	Transaction in Own Shares
Details of all regulatory announcements can be found in full on the Company’s price page of the London Stock Exchange website at www.londonstockexchange.com. This information was submitted to other EEA States in compliance with the Company’s obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on regulated markets in Ireland and France.
The Company also submitted filings to the Securities and Exchange Commission (‘SEC’) in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC’s website at www.sec.gov
The Company has submitted filings to Companies House, in relation to the allotment of shares, appointment and resignations of directors, amendments to the Memorandum and Articles of Association and the purchase of its own shares which were either cancelled or held as treasury shares. Copies of these documents can be found on the Companies House website at www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk
The Company’s Annual Report for the period ending 30 June 2005 (which was filed with the UKLA Document Viewing Facility on 19 September 2005) can be found on the Company’s website, as can the Interim Report 2005 published on 10 March 2005 and the 2005 AGM documents.
Further information regarding the Company and its activities is available at www.diageo.com
A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company’s registered office:
The Company Secretarial Department
Diageo plc
8 Henrietta Place
London W1G 0NB
In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.
John Nicholls
Deputy Company Secretary
7 October 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:12 07-Oct-05
Number	4033S
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,300,000 ordinary shares at a price of 825.76 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 114,964,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,935,483,922.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:35 10-Oct-05
Number	PRNUK-1010

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 October 2005 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 October 2005 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	22
P S Walsh	22

(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 October 2005 under the Plan, by the Trustee:

Name of Person	Number of Ordinary Shares
S Fletcher	22
J Grover	22
A Morgan	22
G Williams	22
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.205.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	244,273
P S Walsh	747,523

Name of PDMR
S Fletcher	97,507
J Grover	137,127
A Morgan	115,981
G Williams	169,544*
(*of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 10 October 2005 from Lord Blyth, a director of the Company, that he has purchased 1,211 Ordinary Shares on 10 October 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £8.205.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 114,724.

3. It received notification on 10 October 2005 from Todd Stitzer, a director of the Company, that he has purchased 122 Ordinary Shares on 10 October 2005 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 per month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £8.205
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 2,089.
10 October 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 10-Oct-05
Number	4639S
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,000,000 ordinary shares at a price of 822.24 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 115,964,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,934,484,582.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 11-Oct-05
Number	5273S
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,200,000 ordinary shares at a price of 825.2 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 117,164,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,933,293,432.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR
Shareholding
Released	13:16 13-Oct-05
Number	PRNUK-1310

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notification listed below is in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that the director named below was granted on 13 October 2005 options to subscribe for ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) under the Company’s UK Sharesave Scheme, namely:

Name of Director	No. of Ordinary Shares	Dates Option Exercisable between
P S Walsh	2,465	1 December 2010 and 31 May 2011
Each option has been granted at a price of £6.53 per Ordinary Share.
As a result of the above, P S Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s Employee Benefit Trusts) is 747,523 Ordinary Shares.
13 October 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	AGM Statement
Released	14:00 18-Oct-05
Number	8293S
18 October 2005
Diageo AGM Statement: Guidance for the Current Year Unchanged.
Diageo will hold its AGM at 2.30pm today at The Queen Elizabeth ll Conference Centre, Broad Sanctuary, Westminster, London SW1. At the meeting Paul Walsh, Chief Executive of Diageo, will make the following comments on the current financial year:
‘At our results presentation in September we reported top and bottom line organic growth for the fifth consecutive year. On that occasion I said that we expected to continue that trend and that top and bottom line growth in fiscal 2006 would be similar to that delivered in the year ended June 2005 when we achieved 4% organic net sales growth and 7% organic operating profit growth. Trading in the first quarter of the new financial year supports this guidance.
‘In North America, our business continues to gain share in the growing spirits category. In Europe, as we anticipated the trading environment continues to be difficult with volume down on the prior period and the decline in the ready to drink segment continuing to adversely impact net sales growth. In the International region, volume growth remains strong and the markets, which we identified as underperformers last year, Korea, Taiwan and Nigeria, are now making progress in line with our expectations.
‘The current oil price has led to higher costs for all consumer goods companies. Diageo is not immune to this but our cost structure does reduce our exposure and therefore we currently expect to contain these cost pressures within our overall guidance.
‘In addition if the recent strengthening of the US dollar were to be maintained the negative impact in fiscal 2006 of the year on year movement in exchange rates is estimated to be £45 million. This is a slight improvement from the £50 million adverse movement we estimated in September but if current rates were maintained we would expect a more substantial improvement in fiscal 07.
‘Diageo is the world’s leading premium drinks company and we are well positioned to deliver our goal to consistently achieve our growth objectives.’
- ENDS -
Contacts:
Investor Relations:
Catherine James +44 (0)207 927 5272 investor.relations@diageo.com
Media Relations:
Isabelle Thomas +44(0)207 927 5967 media@diageo.com
Notes to Editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Result of AGM
Released	15:45 19-Oct-05
Number	PRNUK-1910

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF THE LISTING RULES
Diageo plc (the ‘Company’) announces that:
in accordance with Listing Rule 9.6.3(1), two copies of the resolutions passed by the Company at its Annual General Meeting held on 18 October 2005 (other than those resolutions deemed ordinary business) have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility.
Voting on the resolutions put to the Company’s Annual General Meeting held on 18 October 2005, all of which were passed, was as follows. As required by Listing Rule 9.6.18, this includes all resolutions passed other than those concerning ordinary business:

RES NO.	VOTES FOR	%*	VOTES AGAINST	%*	VOTES ABSTAIN
1 - Receive Report and Accounts 2005	1,842,651,848	98.46	28,874,231	1.54	21,563,761
2 - Approval of the Remuneration Report 2005 **	1,773,047,661	94.56	101,929,045	5.44	18,124,460
3 - Declaration of Final Dividend	1,892,517,005	100.00	66,987	0.00	499,490
4 - Re appointment of Lord Blyth of Rowington	1,883,659,150	99.53	8,847,423	0.47	585,694
5 - Re appointment of Ms M Lilja	1,890,403,396	99.93	1,370,658	0.07	1,315,262
6 - Re appointment of Mr WS Shanahan	1,890,317,206	99.92	1,466,164	0.08	1,305,946
7 - Election of Dr FB Humer	1,890,437,130	99.93	1,329,106	0.07	1,314,127
8 - Re appointment and Remuneration of Auditors	1,845,151,362	98.26	32,593,187	1.74	15,130,918
9 - Authority to allot relevant securities	1,882,297,129	99.49	9,644,674	0.51	866,619

RES NO.	VOTES FOR	%*	VOTES AGAINST	%*	VOTES ABSTAIN
10 - Disapplication of pre-emption rights	1,866,990,738	98.68	24,898,389	1.32	1,132,581
11 - Authority to purchase own ordinary shares **	1,890,496,728	99.94	1,175,129	0.06	1,376,376
12 - Authority to make EU political donations and/or incur EU political expenditure**	1,842,329,984	98.21	33,491,945	1.79	17,235,006
13 - Adoption of new Articles of Association **	1,857,385,711	98.19	34,276,652	1.81	1,374,252
Notes:
* As a percentage of the aggregate of votes For plus votes Against (i.e. excluding Abstentions).
** Resolutions passed other than those concerning ordinary business.
19 October 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:28 19-Oct-05
Number	9082S
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,600,000 ordinary shares at a price of 826.8 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 118,764,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,931,694,582.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo not to acquire Montana
Released	17:30 19-Oct-05
Number	9083S
19 October 2005
Diageo decides not to exercise its option to acquire the Montana wine business
Diageo has informed Pernod Ricard that it has decided not to exercise the option to purchase the Montana wine business.
In June 2005 Pernod Ricard granted Diageo an exclusive option to purchase certain assets within the Montana wine business including the Montana brand and associated assets. At the time the option was granted, Allied Domecq, which was subsequently acquired by Pernod Ricard in July 2005, owned the Montana business. The option gave Diageo the opportunity to determine whether the acquisition of Montana could achieve appropriate growth and returns for shareholders.
The option was granted over the Montana wine business with the exception of the Corban’s, Stoneleigh and Church Road brands. Diageo has now completed a detailed review of this business and the prospects for export led growth together with margin improvement from premiumisation and innovation. However, the acquisition would not meet Diageo’s investment criteria.
Paul Walsh, CEO of Diageo commented:
‘Diageo gained the option over the Montana wine assets as a result of Pernod’s acquisition of Allied Domecq. We have now examined the opportunities that the Montana business presents and we have concluded that it does not fit our investment criteria and have decided not to proceed.
‘We recognize that wine is a growing category and that our scale can deliver top and bottom line synergy benefits for wine acquisitions. We will add selectively to our wine business, especially within the premium segment, as we have done with our recent Chalone acquisition. ‘
-Ends-
Contacts:
Investor Relations:
Catherine James +44 (0)207 927 5272 investor.relations@diageo.com
Media Relations:
Isabelle Thomas +44(0)207 927 5967 media@diageo.com
Notes to Editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 20-Oct-05
Number	9674S
Diageo plc announces that it has today purchased through CSFB Europe Ltd 2,100,000 ordinary shares at a price of 820.93 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 120,864,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,929,594,589.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:36 21-Oct-05
Number	0283T
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,450,000 ordinary shares at a price of 816.22 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 122,314,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,928,144,589.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 25-Oct-05
Number	1565T
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,400,000 ordinary shares at a price of 823.23 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 123,714,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,926,744,589.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo Launches Bond
Released	07:00 26-Oct-05
Number	1676T
25 October 2005
Diageo launches and prices a $750 million bond
Diageo, the world’s leading premium drinks business, today launched and priced US dollar 750 million of 10-year SEC registered securities.
Due 28 October 2015, the issue pays a coupon of 5.30%. Banc of America Securities LLC, HSBC and Morgan Stanley were joint bookrunners. Credit Suisse First Boston, Citigroup, Merrill Lynch & Co and RBS Greenwich Capital were co-managers.
Proceeds from this issuance will be used for general corporate purposes including the repayment of short-term debt.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Securities are not, may not and will not be offered in the Netherlands other than to professional investors (professionele marktpartijen) as defined in the Dutch 1995 Securities Act Exemption Regulation (Vrijstellings sregeling Wet toezicht effectenverkeer 1995). Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Diageo plc, Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation and previously declared effective.
-ends-
Diageo contacts:
Investor enquiries:
Catherine James +44 (0)207 927 5272 investor.rel@diageo.com
Media enquiries:
Isabelle Thomas +44 (0)207 927 5967 media@diageo.com
Notes to editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 26-Oct-05
Number	2140T
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,430,000 ordinary shares at a price of 826.46 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 125,144,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,925,314,589.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:18 27-Oct-05
Number	PRNUK-2710

TO:	Regulatory Information Service PR Newswire
RE:	CHAPTER 3.1.4 THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that the following directors of the Company are participants in the Diageo Dividend Reinvestment Plan and that the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) were purchased on 24 October 2005 (with a settlement date of 27 October 2005) at a price per share of 8.202p in respect of the final ordinary dividend paid on 24 October 2005:

Name of Director	Number of Ordinary Shares
Lord Blyth	2,503
N C Rose	5,297
As a result of the above, interests of directors in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Lord Blyth	117,227
N C Rose	249,570
27 October 2005
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 27-Oct-05
Number	2780T
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,400,000 ordinary shares at a price of 822.94 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 126,544,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,923,914,589.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 28-Oct-05
Number	3460T
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,100,000 ordinary shares at a price of 823.55 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 127,644,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,922,816,020.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 31-Oct-05
Number	4128T
Diageo plc announces that it has today purchased through CSFB Europe Ltd 1,400,000 ordinary shares at a price of 837.14 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 129,044,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,921,416,020.
END